UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACTION OF 1933

OAKLEYS SHOOTING RANGE, INC.,
A WISCONSIN CORPORATION

Principal Office and Agent for Service:
Nancy Bode
1609 Baxter Avenue
Superior, WI 54880
(218) 349-0686

SIC: 7999 FEIN: 26-3146081

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES. List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors:

Nancy Bode
507 Clough Avenue
Superior, WI 54880

Joe Harrison
1609 Baxter Avenue
Superior, WI 54880

Dan Parkinson
1321 Cedar Avenue
Superior, WI 54880

(b) The issuer's officers:

President: Nancy Bode
507 Clough Avenue
Superior, WI 54880

Vice President: Dan Parkinson
1321 Cedar Avenue
Superior, WI 54880

Treasurer / Secretary: Joe Harrison
1609 Baxter Avenue
Superior, WI 54880

(c) The issuer's general partners:
None.

(d) Record owners of 5% of more of any class of the issuer's equity securities:
Nancy Bode
507 Clough Avenue
Superior, WI 54880

Joe Harrison
1609 Baxter Avenue
Superior, WI 54880

Dan Parkinson
1321 Cedar Avenue
Superior, WI 54880

(e) Beneficial owners of 5% or more of any class of the issuer's equity securities:
None.

(f) Promoters of the issuer:
None.

(g) Affiliates of the issuer:
None.

(h) Counsel to the issuer with respect to the proposed offering:
Attorney Stephen L. Morgan
Attorney Jennifer M. Krueger
Murphy Desmond S.C.
33 E. Main Street, Suite 500
Madison, WI 53703

(i) **Each underwriter with respect to the proposed offering:**
None.

(j) **The underwriter's directors:**
None.

(k) **The underwriter's officers:**
None.

(l) **The underwriter's general partners:**
None.

(m) **Counsel to the underwriter:**
None.

ITEM 2. APPLICATION OF RULE 262.

(a) **State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.**
None.

(b) **If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not the application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.**
N/A

ITEM 3. AFFILIATE SALES. If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer: The issuers has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.
The proposed offering does not involve the resale of securities by affiliates of the issuer.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED.

(a) **List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.**
None.

(b) **List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.**
Securities will be offered to Wisconsin and Minnesota residents through the internet.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

(a) **As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year and prior to the filing of this Form 1-A, state:**

(1) **The name of such issuer**

(2) **The title and amount of securities issued**

(3) **The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof**

(4) **The names and identities of the persons to whom the securities were issued.**

The issuer and any affiliated issuers have not sold any unregistered securities within one year prior to filing this Form 1-A. The issuer does not have any predecessors.

(b) **As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).**

Except for the receipt of shares by the founding shareholders listed in Section 7(b) of Part II, there have been no sales of any unregistered securities.

(c) **Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.**

N/A

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS. State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer and its affiliates are not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. MARKETING ARRANGEMENTS.

(a) **Briefly describe any arrangements known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:**

(1) **To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution**

(2) **To stabilize the market for any of the securities to be offered**

(3) **For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation**

None.

(b) **Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.**

None.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN THE OFFERING STATEMENT. If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, furnish a brief statement of the nature of such contingent basis, interest or connection.

None.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT. Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None

OAKLEYS SHOOTING RANGE, INC.

Type of securities offered:	Voting common stock, Non-voting preferred stock
Maximum number of securities offered:	96 voting common shares; 8,000 non-voting preferred shares
Minimum number of securities offered:	10 voting common shares; 4,000 non-voting preferred shares

Price per security:
Voting common stock: $10,000 Non-voting preferred shares: $250
Total proceeds if maximum sold: $2,960,000 **If minimum sold:** $1,100,000
(See Questions 9 and 10)

Is a commission selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? N/A

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No **(See Question 22)**

Is there any escrow of proceeds until minimum is obtained? [X] Yes [ ] No **(See Question 26)**

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No **(See Question 25)**

Is transfer of the securities restricted? [X] Yes [ ] No **(See Question 25)**

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT IN MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THIS OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[X] Has never conducted operations.
[X] Is in the development stage
[ ] Has shown a profit in the last fiscal year
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Wisconsin		
Minnesota		

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments consists of a total of 68 pages.

THE COMPANY

1.	**Exact corporate name:**	Oakleys Shooting Range, Inc.
	State and date of incorporation:	Wisconsin / August 4, 2008
	Street address of principal office:	1609 Baxter Avenue, Superior, WI 54880
	Company telephone number:	(218) 349-0686
	Fiscal year:	January to December

Person(s) to contact at Company with respect to offering: Nancy Bode
Telephone number (if different from above): N/A

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e. those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(a) Economic Risks. THIS IS A SPECULATIVE INVESTMENT AND THE PURCHASE OF SHARES INVOLVES VARIOUS SUBSTANTIAL RISKS. Shares should be purchased only by persons who can afford to lose their entire investment.

(b) Limited Operating History. The Company was organized on August 4, 2008 and does not have any meaningful operating history. For this reason, there is not enough information or history to base future performance.

Before the Company can be begin generating any revenue, it must purchase real estate, construct a building, purchase the necessary equipment and attract enough customers to bring in sufficient revenue to the business. Management believes that expenses are approximately $576,580 during the first year. Since the Company is a new business, Management does not know if the Company will attract a sufficient number of customers who will spend monies to cause the Company to breakeven or generate a profit. It is a risk of this venture, as a new type of business in this geographic area, to attract customers that will generate sufficient monies to breakeven. There is insufficient working capital as a reserve beyond 3 months of initial operations.

(c) Minimum Offering Risk. The Financial Forecasts contained in Exhibit B are based on the assumption that the full amount of this Offering ($2,960,000) will be raised. If only the minimum Offering of $1,100,000 is raised or some amount substantially less than $2,960,000 is raised, the Company will make decisions about reducing expenditures for the size of the building, inventory and equipment purchases and other costs of operation. These reductions will likely have a material impact on the forecasts and operations.

(d) Market Risk. The recent economic downturn may negatively impact the Company's operations. Potential customers may have limited funds to spend on recreational activities such as shooting and archery. The Company will not be successful if it is unable to attract customers that will spend money at its facilities.

(e) Industry Risks. Firearms and archery equipment will be used at the Company's facility. While the Company will take serious steps to make the facility as safe as possible, there is no guarantee that a customer will not suffer an injury or death as a result of the activities. The Company may be financially responsible in the event of an injury or death.

(f) No Current Cash Distributions. The Company does not expect to generate sufficient revenue to make distributions until 2011 at the earliest.

(g) Financial Assumptions. The financial assumptions attached to this Offering have been prepared on the basis of financial and other assumptions provided by the management of the Company. No representations are made as to the probability or the likelihood of achieving the results described in the financial assumptions. The assumptions forming the basis of the financial assumptions involve matters that are inherently subject to significant uncertainties that cannot be accurately predicted and generally are beyond the control of the management of the Company. Actual results of the Company may vary from the financial assumptions and the variations could be significant.

(h) Control of Business. The preferred stock does not have any voting rights. Rather, all shareholder decisions are by vote of the shareholders holding the voting common shares. Further, even if an investor purchased all available 96 voting common shares under this Offering, the investor would not hold a majority of the voting common shares.

(i) Offering Price. The price of the Shares is believed by the Company to be a fair and reasonable price, but the price has been determined arbitrarily. The structure of this investment is to borrow money to construct the building and purchase many of the assets. The proceeds from the sale of securities will be used to fund some of the construction costs, asset purchases and working capital until the Company is able to recognize sufficient revenue from sales.

(j) Restrictions of Transfer. Purchaser should be fully aware of the long-term nature of its investment in the Company. Federal and state securities laws may provide substantial limitations on the transferability or the assignability of the Shares. Should a change in circumstances arising from an event not presently contemplated cause Purchaser to desire to transfer its Shares or any portion thereof, Purchaser may be prohibited from doing so, and even if permitted, Purchaser may find no buyer for the Shares due to market conditions or the general illiquidity of the Shares.

(k) Costs of Offering. No commissions or other form of remuneration will be paid to anyone involved in the offer and sale of the Shares. The Company will use its operating revenue or a portion of the proceeds from this Offering of Shares to pay for expenses relating to making the offer of the Shares, including legal expenses.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The Company, organized on August 4, 2008, will build and operate an indoor/outdoor shooting and an indoor/outdoor archery facility in Douglas County, Wisconsin. The Company does not have any offers on real estate for the facilities' location. However, the Company has identified a possible site that is 10 minutes from Superior, Wisconsin and within 12 miles of Highway 53.

The Company will also offer a variety of services to its customers, including, gun cleaning services, firearm rentals for use on the facility's premises, sales of targets and ammunition. The Company will also rent safety equipment and provide firearm safety training and child care for the parent while in the classroom setting.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intended to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company intends to use the proceeds from this offering, along with financing from the Small Business Administration or the Development Association of Douglas County, to purchase real estate in Douglas County, Wisconsin, construct a building on the real estate and purchase the necessary equipment to operate an indoor shooting range. It is anticipated that the facility will include 20 lanes that are 25 yards in length. The Company also intends to include 10 outdoor shooting lanes up to 1000 yards in length and an indoor/outdoor archery range.

The Company will also offer a variety of services to its customers, including: (i) gun cleaning services; (ii) firearm rentals for use on the facility's premises; (iii) rental of safety equipment; (iv) retail sales of targets and ammunition; and, (v) firearm safety training by certified trainers.

The Company will initially employ Pat Harrison at a salary of approximately $3,350 per month for her services as Manager of the facility. The Company also anticipates hiring 3-4 additional employees as the business grows.

The Company also anticipates that monies will also be expended on items such as: insurance ($12,000), utilities ($39,800) and advertising ($37,000) during the Company's first year of operations.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges fro the Company's products or services, or the formula for determining the prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Based on data from the National Shooting Sports Foundation, participation in the sport of target shooting has slightly increased over the last 15 years. While target shooting is seen as a predominately "male" sport, it is gaining popularity among women. It is also a sport where a person can participate throughout their life span.

The Company desires to build the proposed indoor shooting facility in Douglas County, Wisconsin, provided that the Company is able to secure real estate in this county. It is anticipated that the facility will serve Douglas County, Wisconsin and St. Louis and Carlton counties in Minnesota. The Company also believes it will attract customers from Bayfield and Washburn counties and state-wide customers from competitions.

According to HUNTINGnavigator.com, there are 110 shooting ranges in Wisconsin, with only 20 of the 110 shooting ranges being indoor public ranges. Minnesota has 79 shooting ranges.

The closest shooting ranges to the proposed shooting range facility are: (i) Shooting Sports Education Center in Grand Rapids, Minnesota; and, (ii) the George Constance Memorial Rifle Range just outside of Superior, Wisconsin.

The Shooting Sports Education Center is approximately 1½ hours from the proposed shooting range facility. It is a public facility that offers indoor shooting ranges and outdoor archery facilities.

The George Constance Memorial Rifle Range is operated by the Douglas County Fish and Game League and is located within 3 miles of the Company's proposed site. The George Constance Memorial Rifle Range offers only outdoor pistol and rifle shooting and will expand to include shotgun shooting in the near future. However, there is no indication that the George Constance Memorial Rifle Range accommodates archers. Also, the facility has limited hours of availability.

The Company intends to charge $10 per hour for shooting and archery range services. This price is $0.57 lower than the national average of $10.57 per hour. The Company may also consider half-hour shooting increments.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will

be marketed (such as advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% of more) of the Company's sales.

The Company plans to specifically target archers, firearm owners, women and law enforcement personnel to be customers of the Company:

- The Company believes that archers and firearm owners will use its facilities given the scarcity of similar facilities in the area. The indoor nature of the shooting range facility will also be an advantage for the Company, particularly during inclement weather.
- The Company intends to provide services such as safety and educational classes for women to improve or develop the market. To support the programs, the Company plans to offer childcare services for students while in the classroom.
- The Company will obtain letters of endorsement from local law enforcement agencies in Douglas County and the City of Superior in hopes of attracting local law enforcement personnel to its facility.

The Company intends to secure the services of an established public relations firm to assist with its advertising. The Company plans to capitalize on its environmentally-friendly approach of lead containment and abatement plan.

The Company will market its services through advertising, particularly at regional outdoor sporting events, and personal contact with gun and archery enthusiasts. The Company also plans to promote league shooting and regional competitions among shooting club members.

The Company does not currently have any customers that account or will account for a major portion of the Company's sales.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

None.

As of ___/___/______ $____________ N/A
(a recent date)

As of ___/___/______ $____________ N/A
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.
None.

(f) **State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.**

Currently, the Company does not have any employees. It anticipates that it will have 5 employees within its first 12 months of operation.

- Employees #1: Manager
    - Full-time positions;
    - In charge of daily operations;
    - Estimated total monthly salary for the position: $3,350
    - Optional benefits include: medical, dental, vision, life and disability insurance; pension plan; and, profit-sharing plan
    - No collective bargaining agreement
    - No strikes now or during the last three years

- Employees #2-5: Counter Sales
    - Four part-time positions
    - In charge of lane and firearm rental
    - Estimated total monthly salary for all 4 positions: $4,533
    - Optional benefits include: medical, dental, vision, life and disability insurance; pension plan; and, profit-sharing plan
    - No collective bargaining agreement
    - No strikes now or during the last three years

(g) **Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the**

sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company does not currently own or lease any principal properties. The Company intends to acquire a parcel of real estate in Douglas County, Wisconsin for an estimated cost of $100,000. It plans to use the proceeds from this Offering and financing through the Small Business Administration or the Development Association of Douglas County to purchase the real estate.

The Company also intends to construct a building on the real estate for an estimated price of $2,750,000. It plans to use the proceeds from this Offering and to secure financing through the Small Business Administration or the Development Association of Douglas County to construct the building. If the maximum amount of this Offering is not raised, the Company will have to reduce its costs in constructing a facility.

The Company intends to purchase equipment including, a bullet catcher, lead abatement, target retrieval, video shooting equipment and air-exchange ventilation, required in the operation of the shooting range and archery facility. It plans to use the proceeds from this Offering and to secure financing through the Small Business Administration or the Development Association of Douglas County to purchase the equipment.

(h) **Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.**

The Company's operations are not expected to depend on confidential information. Rather, the technology and methods employed by shooting and archery ranges is well-known in the industry. The Company does not anticipate that it will spend any money on research and development expenditures.

(i) **If the Company's business, products or properties are subject to material regulation (including environmental regulation) by federal, state or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.**

The Company intends to rent firearms and sell ammunition. Firearms and ammunition may be subject to the Gun Control Act administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives ("ATF"). The Gun Control Act requires the Company to become licensed and keep certain records related to firearm and certain ammunition sales and firearm rentals when the rented firearm will be taken off of the Company's licensed premises.

Further, the Company may also be subject to certain local ordinances relating to firearms.

If the Company fails to abide by the regulations, the Company could be subject to civil and criminal liabilities.

As a result of the regulation compliance, the Company intends to purchase certain computer software that will assist it in the record-keeping requirements mandated by the regulations.

(j) **State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.**

The Company does not have any subsidiaries.

(k) **Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lessor period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs, or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).**

The Company was organized on August 4, 2008. The Company has not and does not anticipate any mergers, acquisitions, spin-offs or recapitalizations.

4. (a) **If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

The Company was organized on August 4, 2008. However, the following events and milestones must occur before the Company can be profitable.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Secure Financing Through the Small Business Administration or the Development Association of Douglas County	The Company will complete and submit the appropriate documentation for the financing.	Funding generally occurs within 90 days after completion of satisfactory soil testing
Purchase Real Estate for Facility	Upon financing approval, the Company shall negotiate the purchase of real estate in Douglas County, Wisconsin.	Within 6 months of SBA funding
Construct Building on the Real Estate	Upon meeting the minimum funding requirements from this offering, the Company shall construct a building on the real estate in Douglas County, Wisconsin.	Within 6 months after receipt of proceeds.
Purchase Equipment	Upon meeting the minimum funding requirements from this offering, the Company shall purchase the necessary equipment needed for the operation of the facility.	Within 6 months after receipt of proceeds.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Questions Nos. 11 and 12).

If the Company encounters delays with any of the events or milestones listed above, the Company will be delayed in starting its operations and revenue generation.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each

within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total $________________ ($________________ per share)

The Company was organized on August 4, 2008. The Company had zero earnings for the last fiscal year.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share / **Net After-Tax Earnings Last Year Per Share**	=	________________ **(price / earnings multiple)**

The Company was organized on August 4, 2008. The Company had zero profits for the last fiscal year.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$________________ ($________________ per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The Company's net tangible book value is zero.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not

sold for cash, a concise description of the consideration. (Exclude bank debt).

The Company issued securities to the following individuals on August 11, 2008:

NAME	NUMBER OF VOTING COMMON SHARES	CONSIDERATION	RELATIONSHIP
Nancy Bode	66	Services to the Company	Founding Shareholder / President / Director
Joe Harrison	66	Services to the Company	Founding Shareholder / Treasurer / Secretary / Director
Dan Parkinson	66	Services to the Company	Founding Shareholder / Vice President / Director / Range Master
Theresa Taylor	6	Services to the Company	Founding Shareholder

8. (a) What percentage of outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants and rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.

VOTING COMMON SHARES
If the maximum of the voting common shares is sold: 32%
If the minimum of the voting common shares is sold: 3%

NON-VOTING PREFERRED SHARES
If the maximum of the non-voting preferred shares is sold: 0%
If the minimum of the non-voting preferred shares is sold: 0%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not

offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

Management does not contribute any value to the sale of securities. This is a start up venture with no prior operating history. The value of the Company will bear no relationship to the amount raised from the sale of securities. (See Section 2(f), above).

If the maximum is sold: ______%*
If the minimum is sold: ______%*

*** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:** See explanation, above. **These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in these calculations. The amount of such cash would be:** See explanation, above.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) **The following table sets forth the use of proceeds from this offering:**

DESCRIPTION	IF MINIMUM SOLD	PERCENT	IF MAXIMUM SOLD	PERCENT
PROCEEDS FROM THIS OFFERING	$1,100,000	44%	$2,960,000	59.6%
FINANCING FROM THE SMALL BUSINESS ADMINISTRATION OR DEVELOPMENT ASSOCIATION OF DOUGLAS COUNTY	$1,400,000	56%	$2,000,000	40.4%
PROCEEDS SUBTOTAL	$2,500,000	100%	$4,960,000	100%
LESS: OFFERING EXPENSES				
Legal and Accounting	$35,000	1.4%	$35,000	0.7%
Copying and Advertising	$5,000	0.2%	$5,000	0.1%
NET PROCEEDS	$2,460,000		$920,000	
USE OF NET PROCEEDS:				
Real Estate for Indoor Shooting Range	$100,000	4%	100,000	2%
Building for Indoor Shooting Range	$1,750,000	70%	$2,750,000	55.4%
Inventory	$25,000	1%	$25,000	0.5%
Equipment	$500,000	20%	$500,000	10.1%
Reimbursement to Shareholders	$30,000	1%	$30,000	0.5%
Working Capital	$55,000	2.4%	$1,515,000	30.7%

(b) **If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.**

The Company must raise $1,100,000 before the Company may use the proceeds of the offering.

Note: **After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to arrangement and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his or her investment, which would be that part available for future development of the Company's business and operations, would be adequate.**

10. (a) **If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the**

amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

The Company intends to secure financing from the Small Business Administration up to an amount equal to the total proceeds raised from this Offering, if minimum is raised, and obtain a low-interest loan through the Development Association of Douglas County. The exact amount of financing that will be obtained is dependent on the amount of monies raised under this Offering. Further, financing is contingent on the Company's ability to meet the qualifications for financing.

(b) **If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.**

None.

(c) **If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from the officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost and any profit to such persons.**

- The Company intends to use $100,000 of the offering proceeds and financing from the Small Business Administration or the Development Association of Douglas County to purchase real estate in Douglas County for the indoor shooting range facility.

- If the maximum amount of this Offering is raised, the Company intends to use $2,750,000 of the offering proceeds and financing from the Small Business Administration or the Development Association of Douglas County to construct a building on the real estate to house the indoor shooting range facility. If less than the maximum amount of this Offering is raised, the Company will have to reduce its costs in constructing the building.

- The Company intends to use $500,000 of the offering proceeds to purchase a bullet catcher, lead abatement, target retrieval, video shooting and air-exchange ventilation equipment for the indoor shooting range facility.

- The Company intends to use $25,000 of the offering proceeds to purchase firearms for rental, targets, ammunition and safety equipment for the indoor shooting range facility.

(d) **If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:**

Approximately $30,000 of the proceeds from this Offering will be used to reimburse Nancy Bode, Joe Harrison and Dan Parkinson for amounts the shareholders have expended in: (i) organizing the Company; (ii) researching the location of the facility; and, (iii) putting together this Offering.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company is not having and does not anticipate having any cash flow or liquidity problems within the next 12 months. Management believes it will have enough working capital as a result of the operating proceeds and the Small Business Administration or Development Association of Douglas County financing to pay for the expenditures necessary to construct and operate the indoor shooting range facility. However, the Company is a new company with no operating history. Further, it does not own the necessary real estate and building facilities required to fulfill its stated purpose.

The Company does not have any knowledge that it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments.

The Company does not have any trade payables.

The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Company will be able to purchase the real estate and construct the indoor shooting range facility if the minimum amount of this offering is achieved. However, the Company will need to secure financing from the Small Business Administration or the Development Authority of Douglas County to ensure that it can meet the Company's cash requirements for the next 12 months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the sue of the net proceeds therefrom:

	As of: 12/10/08	Amount Outstanding (As Adjusted)	
		Minimum	Maximum
Debt:			
Short-term debt	$39,002	$39,002	$39,002
Long-term debt	0	0	0
Total Debt	$39,002	$39,002	$39,002
Stockholders Equity (Deficit):			
Preferred Stock – no par value	0	$100,000	$960,000
Common Stock – no par value	($29,566)	$1,00,000	$2,000,000
Additional paid in capital	0	0	0
Retained earnings (deficit)	0	0	0
Total stockholders equity (deficit)	($29,566)	$1,100,000	$2,960,000
Total Capitalization	$9,436	$1,139,002	$2,999,002

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
10,000	No par value	$250 per share

Number of common shares authorized: 300 voting common shares.
Par or stated value per common share, if any: no par value

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. **The securities being offered hereby are:**

[X] Common Stock
[X] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________
[X] Other: 96 shares of voting common stock; and,
8,000 shares of non-voting preferred stock

15. **The voting common securities have:**

Yes	No	
[ ]	[X]	**Cumulative voting rights**
[X]	[ ]	**Other special voting rights**
[ ]	[X]	**Preemptive rights to purchase in new issues of shares**
[ ]	[X]	**Preference as to dividends or interest**
[ ]	[X]	**Preference upon liquidation**
[ ]	[X]	**Other special rights or preferences (specify): ____________**

Explain: The voting common shares vote on all shareholder matters affecting the Company, including, but not limited to, amending the Bylaws and electing the directors. Pursuant to Section 3.6, the voting common shareholders are able to attend and vote their respective shares at shareholder meetings. However, there are no cumulative voting rights.

There are no preemptive rights. (See Section 2.5 of the Bylaws).

There are also transfer restrictions on the voting common stock. (See Section 2.5 in the Bylaws). A shareholder holding voting common stock may transfer his or her shares to: (i) his or her spouse, children, parents or siblings ("Family Members"); (ii) to a trust which he or she is the grantor and the shareholder's Family Members are the beneficiaries; or, (iii) the Company. All other transfers of the voting common stock must be approved by the affirmative vote of the majority of directors on the Board of Directors.

Further, any transfer of shares received under this offering must be accompanied by an opinion of counsel consenting to the legality of said transfer.

Pursuant to Section 2.6 of the Bylaws, the Board of Directors establishes the amount of cash available for dividend distribution ("Available Cash") each year. The voting common stock holders receive the Available Cash on a pro rata basis after the non-voting preferred shareholders receive 6% of the preferred shareholder's initial investment in the Company. There are no cumulative dividends.

The non-voting preferred securities have:

Yes	No	
[ ]	[X]	**Cumulative voting rights**
[ ]	[X]	**Other special voting rights**
[ ]	[X]	**Preemptive rights to purchase in new issues of shares**
[X]	[ ]	**Preference as to dividends or interest**
[X]	[ ]	**Preference upon liquidation**
[ ]	[X]	**Other special rights or preferences (specify):** ____________

Explain: The non-voting preferred shares do not vote on any matters affecting the Company. Pursuant to Section 3.6, the non-voting preferred shareholders are able to attend the meeting of shareholders. However, they are not allowed to vote.

There are no preemptive rights. (See Section 2.5 of the Bylaws).

Pursuant to Section 2.5, there are no transfer restrictions on the non-voting preferred shares. However, the Company must be advised of the name, address and email address of each transferee and the number of non-voting preferred shares to be owned by the transferee.

Further, any transfer of shares received under this offering must be accompanied by an opinion of counsel consenting to the legality of said transfer.

Pursuant to Section 2.6 of the Bylaws, the Board of Directors establishes the amount of cash available for dividend distribution ("Available Cash") each year. The preferred shareholders receive 100% of the Available Cash on a pro rata basis until each preferred shareholder receives 6% of the preferred shareholder's initial investment in the Company. There are no cumulative dividends.

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.

Date when conversion becomes effective: ___/___/____ N/A
Date when conversion expires: ___/___/____ N/A

17. (a) If securities are notes or other types of debt securities:

None.

(1) What is the interest rate? ___% N/A
If interest rate is variable or multiple rates, describe: N/A

(2) What is the maturity date? ___/___/____ N/A
If serial maturity dates, describe: N/A

(3) **Is there a mandatory sinking fund? [ ] Yes [X] No**
Describe: N/A

(4) **Is there a trust indenture? [ ] Yes [X] No**
Name, address and telephone number of the trustee: N/A

(5) **Are the securities callable or subject to redemption?[ ] Yes [X] No**
Describe, including redemption prices: N/A

(6) **Are the securities collateralized by real or personal property?**
[ ] Yes [X] No Describe: N/A

(7) **If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.**

Currently, no. However, the Company has submitted a financing application to the Development Association of Douglas County for $30,000. It is likely that if the financing request is approved, the financing terms will require the Company to subordinate the rights of the securities in favor of the creditor.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest and principal?
$0 (See above relating to pending financing).

How much indebtedness shares in right of payment on an equivalent (pari passu) basis?
$0

How much indebtedness is junior (subordinated) to the securities?
$0

(b) **If notes or other types of debt securities are being offered and the Company had earning during its last fiscal year, show the ratio of earnings to fixed charges on actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ration of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.**

	Last Fiscal Year Actual	Pro Forma Minimum	Maximum
"Earnings"	0	0	0

"Fixed Charges"			
If no earnings show "Fixed Charges" only	0	0	0

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of any earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Questions Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

The Company was organized on August 4, 2008. The Company had zero earnings for the last fiscal year.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative? [ ] Yes [X] No
Are securities callable? [ ] Yes [X] No

Explain: Pursuant to Section 2.5(f), there are no cumulative dividends. Further, the securities are not callable.

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

The Company has submitted a financing application to the Development Association of Douglas County for $30,000. It is likely that if the financing request is approved, the financing terms will require the Company to subordinate the rights of the securities in favor of the creditor.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $0

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

None.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

None.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

None.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Nancy Bode
Address:	507 Clough Avenue, Superior, WI 54880
Telephone No.:	(218) 349-0686
Name:	Joe Harrison
Address:	1609 Baxter Avenue, Superior, WI 54880
Telephone No.:	(218) 838-2208
Name:	Dan Parkinson
Address:	1321 Cedar Avenue, Superior, WI 54880
Telephone No.:	(218) 348-1117

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under

Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

None.

Will the certificates bear a legend notifying holders of such restrictions?
[ ]Yes [ ]No N/A

26. (a) **Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:**

Donn Bergquist
1010 Belknap St.
Superior, WI 54880

(b) **Date at which funds will be returned by escrow agent if minimum proceeds are not raised:** June 15, 2010

Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Currently, there are only voting common shares outstanding. There are transfer restrictions on the voting common stock. (See Section 2.5 in the Bylaws). A preferred shareholder may transfer his or her shares to: (i) his or her spouse, children, parents or siblings ("Family Members"); (ii) to a trust which he or she is the grantor and the shareholder's Family Members are the beneficiaries; or, (iii) the Company. All other transfers of the voting common stock must be approved by the affirmative vote of the majority of directors on the Board of Directors. There is no known date of termination for these transfer restrictions.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company was organized on August 4, 2008. It has not paid any dividends or made any distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: **Title:** President
Name: Nancy Bode **Age:** 57
Office Street Address: 1609 Baxter Avenue, Superior, WI 54880
Telephone No.: (218) 349-0686

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Citizens Bank (1985 to present)
Client Service Supervisor

When Ms. Bode started working for Citizens Bank, she was a loan secretary. She progressed to being a loan officer, compliance officer, management and loan servicing reporting. Ms. Bode is currently responsible for operations compliance and staff development.

Education (degrees, schools, and dates):

- Insurance licenses for fixed annuity and life insurance products
- Associate Degree in Consumer Banking from the American Institute of Banking (1972)
- LeSueuer High School (high school diploma) (1969)

Also a Director of the Company [X] **Yes** [ ] **No**

Indicate amount of time to be spent on Company matters if less than full time:
20 hours per month

30. Chief Operating Officer: N/A **Title:** ______________________________

Name: ____________________________________ **Age:** ______________

Office Street Address: **Telephone No.:** ( )__________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] **Yes** [ ] **No**

Indicate amount of time to be spent on Company matters if less than full time:

31. **Chief Financial Officer:** **Title:** Treasurer / Secretary
Name: Joe Harrison **Age:** 59
Office Street Address: 1609 Baxter Avenue, Superior, WI 54880
Telephone No.: (218) 838-2208

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

F&M Bank (April 2003 to present)
Commercial Loan Relationship Officer
Mr. Harrison's responsibilities include: commercial loan growth, outside sales calls and outside sales training.

U.S. Bank (October 2001 to April 2003)
Branch Manager
Mr. Harrison's responsibilities included: sale growth, training management, loan portfolio management, supervision of operations and bankers and commercial loan business development.

Education (degrees, schools, and dates):

- San Francisco University (no degree) (1972)

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:
15 hours per month

32. **Other Key Personnel:**

(A) **Name:** Dan Parkinson **Age:** 50
Title: Vice President / Range Master
Office Street Address: 1609 Baxter Avenue, Superior, WI 54880
Telephone No.: (218) 348-1117

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Superior Shooters Supply (June 1990 to present)
Salesman / Buyer
Mr. Parkinson serves as the salesman and buyer for this retail store.

Education (degrees, schools, and dates):

- Certified Firearms Instructor for the State of Wisconsin and the National Rifle Association for 20 years
- Certified State of Wisconsin Emergency Medical Technician and Firefighter
- Training Certificates from the Wisconsin Indianhead Technical College, WI
- Duluth Denfeld High School (high school diploma) (1976)

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 10 hours per month

(B) Name: Pat Harrison **Age:** 58
Title: Manager
Office Street Address: 1609 Baxter Avenue, Superior, Wisconsin
Telephone No.: (218) 838-2208

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Aspen Realty – real estate agent (2003-2008)

Education (degrees, schools, and dates):

- Graduated high school in 1967.

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: 3

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: The directors are elected annually. (See Section 4.2 of the Bylaws).

34. Information concerning outside or other Directors (i.e. those not described above):

All three directors have been identified in Questions 29 to 32, above.

(a) Name: ________________________________ Age: __________

Title: ________________________________

Office Street Address: Telephone No.: ( )__________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(b) Name: ________________________________ Age: __________

Title: ________________________________

Office Street Address: Telephone No.: ( )__________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(c) Name: ________________________________ Age: __________

Title: ________________________________

Office Street Address: Telephone No.: ( )__________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) **Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [ ] Yes [X] No**

Explain: Dan Parkinson has prior experience as a Range Master, but has no experience managing a shooting range facility. None of the other officers or directors have worked for or managed a shooting range facility.

(b) **If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.**

Dan Parkinson has prior experience as a Range Master. Parkinson's knowledge is well-known in the industry and is not protected by any consents or precautions. None of the other officers or directors have worked for or managed a shooting range facility.

(c) **If the Company has never conducted operations or is otherwise in the development state, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.**

None of the Officers or Directors has ever managed any other company in the start-up or development stage.

(d) **If any of the company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.**

None.

(e) **If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether these are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.**

The Company does not have any key man life insurance policies on any of its Officers, Directors or key personnel at this time.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

A petition under the Bankruptcy Act or any State insolvency laws were never filed by or against the Company, its Officers, Directors or other key personnel. Further, none of these parties, nor any business they have been involved in, have had a receiver appointed by the court on their behalf.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares: Voting Common Stock	Average Price Per Share	No. of Voting Common Shares Now Held	% of Total Outstanding Shares of Voting Common Stock	No. of Voting Common Shares After Offering if All Securities Sold	% of Total
Nancy Bode 507 Clough Ave. Superior, WI 54880 (218) 349-0686 Bank Operations Manager	Shares received for services to the Company	66	32%	66	22%
Joe Harrison 1609 Baxter Avenue Superior, WI 54880 (218) 838-2208 Commercial Banker	Shares received for services to the Company	66	32%	66	22%

Class of Shares: Voting Common Stock	Average Price Per Share	No. of Voting Common Shares Now Held	% of Total Outstanding Shares of Voting Common Stock	No. of Voting Common Shares After Offering if All Securities Sold	% of Total
Dan Parkinson 1321 Cedar Avenue Superior, WI 54880 (218) 348-1117 Firearm rentals and repair	Shares received for services to the Company	66	32%	66	22%
Theresa Taylor 7252 S Ibsen Rd Lake Nebagamon, WI 54849	Shares received for services to the Company	6	3%	6	2%

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 204 voting common shares (100% of total outstanding)
0 non-voting preferred shares (0% of total outstanding)

After offering: a1) Assuming minimum voting common stock sold:
204 voting common shares (95% of total outstanding)

a2) Assuming minimum non-voting preferred stock sold:
0 non-voting preferred shares (0% of total outstanding)

b1) Assuming maximum voting common stock sold:
204 voting common shares (68% of total outstanding)

b2) Assuming maximum non-voting preferred stock sold:
0 non-voting preferred shares (0% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Joe Harrison and Pat Harrison are related by marriage.

(b) If the company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of the relatives (or any entity controlled directly or indirectly by any such

persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Nancy Bode's daughter-in-law assisted only in securing a marketing firm. She did not receive any compensation for her assistance.

(c) **If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.**

It is anticipated that Nancy Bode, Joe Harrison and Dan Parkinson will personally guarantee any financing received from the Development Association of Douglas County in the amount of $30,000.

40. (a) **List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:**

Chief Executive Officer	$0	$0
Chief Operating Officer	$0	$0
Chief Accounting Officer	$0	$0
Key Personnel:		
Dan Parkinson	$0	$0
Pat Harrison	$0	$0
Total:	$0	$0
Directors as a group (number of persons: 3)	$0	$0

(b) **If remuneration is expected to change or has been unpaid in prior years, explain:**

After the Company begins operations, the Company anticipates that Pat Harrison will be paid approximately $3,350 per month for her services as Manager of the facility.

(c) **If any employment agreements exist or are contemplated, describe:** None.

41. (a) **Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:**

0 shares (0% of total shares to be outstanding after the completion of the offerings if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: N/A

(b) **Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:** 0 shares.

(c) **Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.**

If the future stock purchase agreements, stock options, warrants or rights require an amendment to the bylaws, said agreements, stock options, warrants or rights must be approved by a majority of the holders of the voting common stock. A non-voting preferred holder does not have any voting rights relating to future stock purchase agreements, stock options, warrants or rights.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination.

The business is not highly dependent on the services of any individual employee.

Note: **After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present state of the Company's development.**

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor: ______________________________
Address: ______________________________
Telephone Number: ______________________________

N/A The Company is a C corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

This offering will terminate if conditions for release from the escrow account of the subscription funds have not been satisfied by raising the minimum offering of $1,100,000 in one year (or unless extended by the Board of Directors for up to an additional one year) from the date of this Prospectus unless earlier terminated in the Board of Director's sole discretion. The Board of Directors may terminate this Offering at any time, but presently intend to terminate it within one year (unless extended up to an additional year, subject to the approval of all appropriate regulatory authorities) from the date of this Prospectus. See "Escrow Agreement".

The risk factors and description of this Offering discusses all the material facts.

FINANCIAL STATEMENTS

46. The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

(1) Balance Sheet – as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings make after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) Statements of income, cash flows, and other stockholders equity – for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to the effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) Pro Forma Financial Information.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

Oakleys Shooting Range, Inc.
Balance Sheet

Balance Sheet: (CURRENT)12/10/2008		Balance Sheet: (PROJECTED) 12/31/2009		Balance Sheet: (PROJECTED) 12/31/2010		Balance Sheet: (PROJECTED) 12/31/2011		Balance Sheet: (PROJECTED) 12/31/2012	
Prepared as of: 12/10/2008									
ASSETS		**ASSETS**		**ASSETS**		**ASSETS**		**ASSETS**	
Current Assets		Current Assets		Current Assets		Current Assets		Current Assets	
Cash	$9,436.00	Cash	$161,000.00	Cash	$446,527.00	Cash	$511,190.00	Cash	$575,853.00
Accounts receivable		Accounts receivable		Accounts receivable		Accounts receivable		Accounts receivable	
Inventory		Inventory	$25,000.00	Inventory	$25,000.00	Inventory	$40,000.00	Inventory	$50,000.00
Other Current Assets		Other Current Assets		Other Current Assets		Other Current Assets		Other Current Assets	
Total Current Assets	$9,436.00	Total Current Assets	$186,000.00	Total Current Assets	$471,527.00	Total Current Assets	$551,190.00	Total Current Assets	$625,853.00
Fixed Assets		Fixed Assets		Fixed Assets		Fixed Assets		Fixed Assets	
Land		Land	$80,000.00	Land	$80,000.00	Land	$80,000.00	Land	$80,000.00
Building (less accum. Depr.)		Building (less accum. Depr.)	$2,750,000.00	Building (less accum. Depr.)	$2,750,000.00	Building (less accum. Depr.)	$2,683,334.00	Building (less accum. Depr.)	$2,616,668.00
Equipment (less accum. Depr.)		Equipment (less accum. Depr.)	$500,000.00	Equipment (less accum. Depr.)	$500,000.00	Equipment (less accum. Depr.)	$498,333.00	Equipment (less accum. Depr.)	$496,666.00
Other fixed assets (less accum. Depr.)		Other fixed assets (less accum. Depr.)	$750,000.00	Other fixed assets (less accum. Depr.)	$725,000.00	Other fixed assets (less accum. Depr.)	$700,000.00	Other fixed assets (less accum.	$675,000.00
Total Fixed Assets		Total Fixed Assets	$4,130,000.00	Total Fixed Assets	$4,055,000.00	Total Fixed Assets	$3,961,667.00	Total Fixed Assets	$3,868,334.00
(A) Total Assets	$9,436.00	**(A) Total Assets**	**$4,316,000.00**	**(A) Total Assets**	**$4,526,527.00**	**(A) Total Assets**	**$4,512,857.00**	**(A) Total Assets**	**$4,494,187.00**
LIABILITIES		**LIABILITIES**		**LIABILITIES**		**LIABILITIES**		**LIABILITIES**	
Current Liabilities		Current Liabilities		Current Liabilities		Current Liabilities		Current Liabilities	
Account Payable	$36,225.00	Account Payable		Account Payable		Account Payable		Account Payable	
Other current liabilities	$2,777.00	Other current liabilities	$6,084.00	Other current liabilities	$194,676.00	Other current liabilities	$194,676.00	Other current liabilities	$194,676.00
Total Current Liabilities	$39,002.00	**Total Current Liabilities**	$6,084.00	**Total Current Liabilities**	$194,676.00	**Total Current Liabilities**	$194,676.00	**Total Current Liabilities**	$194,676.00
Long term liabilities				Long term liabilities		Long term liabilities		Long term liabilities	
Debt	$0.00	Debt	$2,000,000.00	Debt	$1,959,216.00	Debt	$1,915,169.00	Debt	$1,867,598.00
Other Long term Liabilities	$0.00	Other Long term Liabilities		Other Long term Liabilities		Other Long term Liabilities		Other Long term Liabilities	
Total Long term Liabilities	$0.00	Total Long term Liabilities	$2,000,000.00	Total Long term Liabilities	$1,959,216.00	Total Long term Liabilities	$1,915,169.00	Total Long term Liabilities	$1,867,598.00
(B) Total Liabilities	$39,002.00	**(B) Total Liabilities**	**$2,006,084.00**	**(B) Total Liabilities**	**$2,153,892.00**	**(B) Total Liabilities**	**$2,109,845.00**	**(B) Total Liabilities**	**$2,062,274.00**
(A - B) Owner's Equity	**-$29,566.00**	**(A - B) Owner's Equity**	**$2,309,916.00**	**(A - B) Owner's Equity**	**$2,372,635.00**	**(A - B) Owner's Equity**	**$2,403,012.00**	**(A - B) Owner's Equity**	**$2,431,913.00**

Oakleys Shooting Range, Inc.
Statement of Cash Flows (2008)

Months	1 Jan	2 Feb	3 Mar	4 Apr	5 May	6 Jun	7 July	8 Aug	9 Sept	10 Oct	11 Nov	12 Dec	Yearly / Total
1. (A) Beginning cash Balance								$24,052.00	$24,052.00	$16,177.00	$10,336.00	$9,436.00	$84,053.00
Cash Receipts													
2. Cash Sales													$0.00
3. Collect Accounts Receivable													$0.00
4. Sale of Fixed Assets													$0.00
5. Miscellaneous Income													$0.00
(B) Total Cash Receipts	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$24,052.00	$24,052.00	$16,177.00	$10,336.00	$0.00	$0.00
Cash Disbursements													
6. Cash Purchases (Merchandise)													$0.00
7. Pay Account Payable													$0.00
8. Salaries / Wages & Benefits													$0.00
9. Owners Withdrawals													$0.00
NON-LABOR Expenses:													
10. Outside Services													$0.00
11. Insurance													$0.00
12. Advertising													$0.00
13. Occupancy Expenses													$0.00
14. Miscellaneous Expense:									$7,875.00	$5,841.00	$900.00		$14,616.00
15. Purchases of fixed Assets													$0.00
16. Debt Payment - Old													$0.00
(C) Total Cash Disbursement	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$7,875.00	$5,841.00	$900.00	$0.00	$14,616.00
Net Cash Flow (B – C)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$24,052.00	$16,177.00	$10,336.00	$9,436.00	$0.00	-$14,616.00
Adjustment to net Cash Flow													
17 (+) New Debt													$0.00
18. (+) New Owner Investment													$0.00
19. (-) New Debt – Interest payments													$0.00
20. (-) New Debt–principle payments													$0.00
21. (-) New Owner Withdrawals													$0.00
TOTAL Adjustments to net Cash Flow	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
(D) Adjusted Cash Flow	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$24,052.00	$16,177.00	$10,336.00	$9,436.00	$0.00	
Ending Cash Balance (A + D)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$26,854.00	$16,177.00	$10,336.00	$9,436.00		

WORKSHEET TAB 9-109
REQUIRED IN BUSINESS PLAN
Monthly Projected Income Statement Worksheet

Year 1

Months	1 Jan	2 Feb	3 Mar	4 Apr	5 May	6 Jun	7 July	8 Aug	9 Sept	10 Oct	11 Nov	12 Dec	Yearly / Total
Sales	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00	$24.00
Cost of product units sold	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$12.00
Gross Margin	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$12.00
Operating Expenses													
Salaries / Wages & Benefits	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$12.00
NON-LABOR Expenses:													
Outside Services	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$12.00
Insurance	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$12.00
Advertising	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$12.00
Occupancy Expenses	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$12.00
Miscellaneous Expense:	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$12.00
Depreciation													
Interest – Old Debt	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$12.00
Interest – New Debt	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$12.00
Total Operating Expenses	$8.00	$8.00	$8.00	$8.00	$8.00	$8.00	$8.00	$8.00	$8.00	$8.00	$8.00	$8.00	$96.00
Net Operating Profit	-$7.00	-$7.00	-$7.00	-$7.00	-$7.00	-$7.00	-$7.00	-$7.00	-$7.00	-$7.00	-$7.00	-$7.00	-$84.00
Other Gains / Losses	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$12.00
Net Profit (or loss)													
Before income taxes	-$6.00	-$6.00	-$6.00	-$6.00	-$6.00	-$6.00	-$6.00	-$6.00	-$6.00	-$6.00	-$6.00	-$6.00	-$72.00
Owners Withdrawals (sole Proprietorships And Partnerships)													

In the opinion of management, all adjustments necessary for a fair statement of results for the interim period have been included. All such adjustments are of normal, reoccurring nature.

WORKSHEET TAB 9-109
REQUIRED IN BUSINESS PLAN
Monthly Projected Income Statement Worksheet

2010

Months	1 Jan	2 Feb	3 Mar	4 Apr	5 May	6 Jun	7 July	8 Aug	9 Sept	10 Oct	11 Nov	12 Dec	Yearly / Total
Sales	$64,400.00	$64,400.00	$58,725.00	$47,300.00	$41,450.00	$35,850.00	$35,850.00	$53,575.00	$59,475.00	$70,525.00	$64,700.00	$64,400.00	$660,650.00
Cost of product units sold	$9,010.00	$9,010.00	$8,215.00	$6,620.00	$5,780.00	$4,990.00	$4,990.00	$7,455.00	$16,530.00	$9,835.00	$9,030.00	$9,010.00	$100,475.00
Gross Margin	$55,390.00	$55,390.00	$50,510.00	$40,680.00	$35,670.00	$30,860.00	$30,860.00	$46,120.00	$42,945.00	$60,690.00	$55,670.00	$55,390.00	$560,175.00
Operating Expenses													
Salaries / Wages & Benefits	$14,200.00	$14,200.00	$13,000.00	$11,800.00	$11,800.00	$11,800.00	$11,960.00	$14,200.00	$14,200.00	$15,400.00	$15,400.00	$14,200.00	$162,160.00
NON-LABOR Expenses:													
Outside Services	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$60,000.00
Insurance	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$12,000.00
Advertising	$3,083.00	$3,083.00	$3,083.00	$4,083.00	$4,083.00	$4,083.00	$3,083.00	$2,083.00	$5,000.00	$5,000.00	$5,000.00	$1.00	$41,665.00
Occupancy Expenses	$7,600.00	$4,300.00	$4,000.00	$3,400.00	$3,200.00	$3,100.00	$6,100.00	$3,300.00	$3,400.00	$4,100.00	$4,600.00	$4,300.00	$51,400.00
Miscellaneous Expense:	$1,084.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,083.00	$1,084.00	$1,084.00	$1,084.00	$13,000.00
Depreciation													
Interest – Old Debt	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Interest – New Debt	$11,666.00	$11,598.00	$11,530.00	$11,463.00	$11,396.00	$11,330.00	$11,264.00	$11,198.00	$11,133.00	$11,068.00	$11,003.00	$10,939.00	$135,588.00
Total Operating Expenses	$43,633.00	$40,264.00	$38,696.00	$37,829.00	$37,562.00	$37,396.00	$39,490.00	$37,864.00	$40,816.00	$42,652.00	$43,087.00	$36,524.00	$475,813.00
Net Operating Profit	$11,757.00	$15,126.00	$11,814.00	$2,851.00	-$1,892.00	-$6,536.00	-$8,630.00	$8,256.00	$2,129.00	$18,038.00	$12,583.00	$18,866.00	$84,362.00
Other Gains / Losses	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Net Profit (or loss)													
Before income taxes	$11,757.00	$15,126.00	$11,814.00	$2,851.00	-$1,892.00	-$6,536.00	-$8,630.00	$8,256.00	$2,129.00	$18,038.00	$12,583.00	$18,866.00	$84,362.00

Owners Withdrawals
(sole Proprietorships
And Partnerships)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

This is a new company that does not yet have a facility or established operations. The Company's management intends to use the proceeds from this Offering to construct a facility, purchase the necessary equipment and inventory and begin operations.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company was organized on August 4, 2008. It has not been in operation long enough to have had any meaningful trends or operating results.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less costs of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%. What is the anticipated gross margin for next year of operations? Approximately _____%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the sources from which they are obtained.

This is a new company that does not yet have a facility or established operations. The Company's management intends to use the proceeds from this Offering to construct a facility, purchase the necessary equipment and inventory and begin operations. However, it does not anticipate to have any sales during the next year of operations.

50. Foreign sales as a percent total sales for last fiscal year: 0%. **Domestic government sales as a percent of total domestic sales for last fiscal year:** 0%. **Explain the nature of these sales, including any anticipated changes:** N/A

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Superior, State of Wisconsin, on February 3, 2009.

OAKLEYS SHOOTING RANGE, INC.,

By: Nancy Bode — 2/3/09

Nancy Bode
President, Board Member, Shareholder

Date

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Joe Harrison — 2/3/2009
Treasurer / Secretary, Board Member, Shareholder

Date

Dan Parkinson — 2/3/09
Vice President, Board Member, Shareholder

Date

Theresa Taylor — 2/3/09
Shareholder

Date

INDEX

Sec. 180.0202 Wis. Stats.

State of Wisconsin
DEPARTMENT OF FINANCIAL INSTITUTIONS
Division of Corporate & Consumer Services

08 AUG -4 PM 3:02

ARTICLES OF INCORPORATION – STOCK FOR-PROFIT CORPORATION

Executed by the undersigned for the purpose of forming a Wisconsin for-profit corporation under Ch. 180 of the Wisconsin Statutes:

Article 1. Name of the corporation: Oakleys Shooting Range, Inc.

Article 2. The corporation is organized under Ch. 180 of the Wisconsin Statutes.

Article 3. The corporation shall be authorized to issue 300 voting common shares and 10,000 non-voting preferred shares.

Article 4. Name of the initial registered agent: Nancy Bode

Article 5. Street address of the initial registered office: (*The complete address, including street and number, if assigned, and ZIP code. P O Box address may be included as part of the address, but is insufficient alone.*)

1609 Baxter Avenue
Superior, WI 54880

Article 6. Other provisions (OPTIONAL):

See Exhibit A

STATE OF WISCONSIN FILED
AUG - 6 2008
DEPARTMENT OF FINANCIAL INSTITUTIONS

FILING FEE - $100.00

WI - DFI CORP FILE ID# → 0025151

EXHIBIT 1

OAKLEYS SHOOTING RANGE, INC.
EXHIBIT A

1. **Stock.** The corporation may issue two (2) classes of stock: (i) non-voting preferred stock; and, (ii) voting common stock. The corporation has a total of ten thousand three hundred (10,300) authorized shares, comprised of ten thousand (10,000) non-voting preferred shares with no par value and three hundred (300) voting common shares with no par value.

2. **Transfer of Shares.**

(a) General Restrictions. No shareholder may transfer any shares of voting common stock, except: (i) as otherwise expressly permitted in this Section of these Bylaws; or, (ii) otherwise with the majority consent of the Board of Directors. Any purported transfer of any shares in violation of the terms of these Bylaws shall be null and void and of no effect. A transfer permitted by this Section shall be effective as of the date specified in the instruments relating thereto. Any transferee of voting common shares shall be subject to all of the provisions of these Bylaws to the same extent and in the same manner as any other shareholder.

For purposes of this Section, the term "transfer" means: (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber; and, (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise, including, without limitation, upon Bankruptcy, death, divorce, marriage dissolution or otherwise.

(b) Transfer to a Permitted Transferee and as Otherwise Approved by the Board of Directors. Either during lifetime or death, each shareholder may transfer his or her voting common shares to: (i) his or her spouse, children, parents or siblings ("Family Members"); (ii) to a trust which he or she is the grantor and the shareholder's Family Members are the beneficiaries; or, (iii) to the corporation.

Each of the forgoing transfers, and any transfer otherwise approved by the Board of Directors under this Section, are subject to each transferee executing an enforceable agreement satisfactory to the corporation that provides for the transferred voting common shares and each transferee to remain subject to these Bylaws. The corporation must also be advised of the name, address, email address of each transferee and the number of voting common shares to be owned by the transferee. Further, each transfer is subject to the corporation receiving a written statement that shows to the corporation's satisfaction that such transfer would meet all applicable transfer, tax and securities laws or be exempt therefrom. Any expenses incurred by corporation are to be paid by the shareholder that transferred his, her or its voting common shares.

(c) Voting Rights of Transferred Shares. Voting rights of any voting common shares transferred under this Section succeed to the transferee.

(d) Certificate of Shares. The voting common shares represented by the certificate can only be transferred by:

(i) By delivery of the certificate endorsed either in blank or to a specified person by the person appearing by the certificate to be the owner of the voting common shares represented thereby, or

(ii) By delivery of the certificate and a separate document containing a written assignment of the certificate or power of attorney to sell, assign or transfer the same or the voting common shares represented thereby. Such assignment or power of attorney may be either in blank or to a specified person.

(e) Transfer of Preferred Stock. There shall be no transfer restrictions for the non-voting preferred shares. However, the corporation must be advised of the name, address, email address of each transferee and the number of non-voting preferred shares to be owned by the transferee. Further, the transferee of the non-voting preferred shares must agree to be subject to these Bylaws.

(f) Preemptive Rights. There shall be no preemptive rights.

3. Dividends.

(a) Dividends. The amount of cash available for dividend distribution ("Available Cash") shall be determined by the Board of Directors. All dividends and any other payments to shareholders are subject to all applicable loan restrictions that may affect the timing of payments and, in some instances, the right and ability to make such dividends or payments.

(b) Dividend Payment. In the event of a dividend distribution, the distribution shall be paid as follows on a per share basis:

(i) The holders of the non-voting preferred stock ("Preferred Shareholders") shall receive 100% of the Available Cash each year on a pro rata basis until the Preferred Shareholders receive an amount equal to 6% of the Preferred Shareholders' initial investment in the corporation.

(ii) The remaining Available Cash shall be distributed to the holders of voting common stock ("Common Shareholders") on a pro rata basis.

(c) Cumulative Dividends. There shall be no cumulative dividends.

Article 7. Name and complete address of each incorporator:

Attorney Jennifer M. Krueger

Murphy Desmond S.C., 33 E.
Main Street, Suite 500,
Madison, WI 53703

Jennifer M. Krueger

Incorporator's signature

Incorporator's signature

This document was drafted by Attorney Jennifer M. Krueger

(Name the individual who drafted the document)

► OPTIONAL – Second choice corporate name if first choice is not available:

N/A

INSTRUCTIONS (Ref. sec. 180.0202 Wis. Stats. for document content)

Submit one original and one exact copy to Department of Financial Institutions, P O Box 7846, Madison WI, 53707-7846, together with the appropriate **FILING FEE of $100**. Filing fee is **non-refundable**. (If sent by Express or Priority U.S. mail, address to 345 W. Washington Ave., 3rd Floor, Madison WI, 53703). Sign the document manually or otherwise as allowed under sec. 180.0120(3)(c), Wis. Stats. **NOTICE:** This form may be used to accomplish a filing required or permitted by statute to be made with the department. Information requested may be used for secondary purposes. If you have any questions, please contact the Division of Corporate & Consumer Services at 608-261-7577. Hearing-impaired may call 608-266-8818 for TTY. This document can be made available in alternate formats upon request to qualifying individuals with disabilities.

Article 1. The name must contain "corporation", "incorporated", "company", or "limited" or the abbreviation "corp.", "inc.", "co." or "ltd." or comparable words or abbreviations in another language. If you wish to provide a second choice name that you would accept if your first choice is not available, enter it in the "Optional" area on page 2.

Article 2. This statement is required by sec. 180.0202(1)(a).

Article 3. Some quantity of shares must be authorized.

ARTICLES OF INCORPORATION
Stock, For-Profit Corporation

Attorney Jennifer M. Krueger
Murphy Desmond S.C.
P.O. Box 2038
Madison, WI 53701-2038

▲ Your **return address** and **phone number** during the day: (608) 268-5577

INSTRUCTIONS (Continued)

Articles 4 & 5. The corporation must have a registered agent located at a registered office in Wisconsin. The address of the registered office is to describe the physical location where the registered agent maintains their business office. Provide the street number and name, city and ZIP code in Wisconsin. P O Box addresses may be included as part of the address, but are insufficient alone. The corporation may not name itself as its own registered agent.

Article 6. This space is provide for insertion of any desired material, such as grant or limit of preemptive rights, or other information not inconsistent with law.

Article 7. Print the name and complete address of each incorporator. At least one incorporator is required to sign the document, although all incorporators may sign.

If the document is executed in Wisconsin, sec. 182.01(3), Wis. Stats., provides that it shall not be filed unless the name of the drafter (either an individual or a governmental agency) is printed in a legible manner. If the document is not executed in Wisconsin, enter that remark.

No certificate of incorporation will be issued. The "FILED" endorsement applied to this document by the Department of Financial Institutions is evidence that the articles of incorporation have been accepted. One or more "Received" endorsements may appear on the document, but do not indicate its acceptance for filing.

This document may declare a delayed effective date. To do so, enter a remark under Article 6: "This document has a delayed effective date of (enter the future date)." The delayed effective date may not be before, or more than 90 days after, the document is received by the Department of Financial Institutions for filing.

FILING FEE - $100. Make check payable to Department of Financial Institutions.

CODE OF BYLAWS

OF

OAKLEYS SHOOTING RANGE, INC.

TABLE OF CONTENTS

ARTICLE 4

ARTICLE 5

ARTICLE 6

ARTICLE 7

CODE OF BYLAWS

OF

OAKLEYS SHOOTING RANGE, INC.

ARTICLE 1

Identification

Section 1.1. Name. The name of this corporation is Oakleys Shooting Range, Inc.

Section 1.2. Seal. The corporation shall have no seal.

Section 1.3. Fiscal Year. The fiscal year of the corporation shall begin on the first day of January in each year and end on the last day of December in the same year, except the first fiscal year shall begin on August 4, 2008 and end on December 31, 2008.

ARTICLE 2

Capital Stock

Section 2.1. Stock. The corporation may issue two (2) classes of stock: (a) non-voting preferred stock; and, (b) voting common stock. The corporation has a total of ten thousand three hundred (10,300) authorized shares, comprised of ten thousand (10,000) non-voting preferred shares with no par value and three hundred (300) voting common shares with no par value.

Section 2.2. Consideration for Shares. The stock, including both authorized but previously unissued shares, as well as treasury shares, may be issued for such consideration as shall from time to time be fixed by the Board of Directors.

Section 2.3. Payment for Shares. Consideration for the issuance of shares may be paid in whole or in part, in money, in other property, tangible or intangible, or in labor or services actually performed for the corporation. When payment of the consideration for which shares are to be issued shall have been received by the corporation, such shares shall be deemed to be fully paid, and shall be non-assessable. In the absence of fraud in the transaction, the judgment of the Board of Directors or the shareholders, as the case may be, as to the value of the consideration received for shares, shall be conclusive. No certificate shall be issued for any share until such share is fully paid.

Section 2.4. Certificate Representing Shares. The shares of the corporation shall be represented by certificates signed by the President or Vice President and the Secretary of the corporation.

<u>Section 2.5.</u> <u>Transfer of Stock.</u>

(a) <u>General Restrictions.</u> No shareholder may transfer any shares of voting common stock, except: (i) as otherwise expressly permitted in this Section of these Bylaws; or, (ii) otherwise with the majority consent of the Board of Directors. Any purported transfer of any shares in violation of the terms of these Bylaws shall be null and void and of no effect. A transfer permitted by this Section shall be effective as of the date specified in the instruments relating thereto. Any transferee of voting common shares shall be subject to all of the provisions of these Bylaws to the same extent and in the same manner as any other shareholder.

For purposes of this Section, the term "transfer" means: (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber; and, (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise, including, without limitation, upon Bankruptcy, death, divorce, marriage dissolution or otherwise.

(b) <u>Transfer to a Permitted Transferee and as Otherwise Approved by the Board of Directors.</u> Either during lifetime or death, each shareholder may transfer his or her voting common shares to: (i) his or her spouse, children, parents or siblings ("Family Members"); (ii) to a trust which he or she is the grantor and the shareholder's Family Members are the beneficiaries; or, (iii) to the corporation.

Each of the forgoing transfers, and any transfer otherwise approved by the Board of Directors under this Section, are subject to each transferee executing an enforceable agreement satisfactory to the corporation that provides for the transferred voting common shares and each transferee to remain subject to these Bylaws. The corporation must also be advised of the name, address, email address of each transferee and the number of voting common shares to be owned by the transferee. Further, each transfer is subject to the corporation receiving a written statement that shows to the corporation's satisfaction that such transfer would meet all applicable transfer, tax and securities laws or be exempt therefrom. Any expenses incurred by corporation are to be paid by the shareholder that transferred his, her or its voting common shares.

(c) <u>Voting Rights of Transferred Shares.</u> Voting rights of any voting common shares transferred under this Section succeed to the transferee.

(d) Certificate of Shares. The voting common shares represented by the certificate can only be transferred by:

(i) By delivery of the certificate endorsed either in blank or to a specified person by the person appearing by the certificate to be the owner of the voting common shares represented thereby, or

(ii) By delivery of the certificate and a separate document containing a written assignment of the certificate or power of attorney to sell, assign or transfer the same or the voting common shares represented thereby. Such assignment or power of attorney may be either in blank or to a specified person.

(e) Transfer of Preferred Stock. There shall be no transfer restrictions for the non-voting preferred shares. However, the corporation must be advised of the name, address, email address of each transferee and the number of non-voting preferred shares to be owned by the transferee. Further, the transferee of the non-voting preferred shares must agree to be subject to these Bylaws.

(f) Preemptive Rights. There shall be no preemptive rights.

Section 2.6. Dividends.

(a) Dividends. The amount of cash available for dividend distribution ("Available Cash") shall be determined by the Board of Directors. All dividends and any other payments to shareholders are subject to all applicable loan restrictions that may affect the timing of payments and, in some instances, the right and ability to make such dividends or payments.

(b) Dividend Payment. In the event of a dividend distribution, the distribution shall be paid as follows on a per share basis:

(i) The holders of the non-voting preferred stock ("Preferred Shareholders") shall receive 100% of the Available Cash each year on a pro rata basis until the Preferred Shareholders receive an amount equal to 6% of the Preferred Shareholders' initial investment in the corporation.

(ii) The remaining Available Cash shall be distributed to the holders of voting common stock ("Common Shareholders") on a pro rata basis.

(c) Cumulative Dividends. There shall be no cumulative dividends.

ARTICLE 3

The Shareholders

Section 3.1. **Attendance at Meetings.** The Preferred Shareholders do not have any voting rights and may, but are not required to, attend any shareholder meetings. However, the Preferred Shareholders shall be entitled to receive notice of any shareholder meetings under Section 3.5.

Section 3.2. **Place of Meetings.** Meetings of the shareholders of the corporation may be held at such place, either within or without the State of Wisconsin, as may be specified in the respective notices, or waivers of notice, thereof, or proxies to represent shareholders thereat.

Section 3.3. **Annual Meeting.** The annual meeting of the shareholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on the 15th day of March of each year, if such day is not a legal holiday, and if a holiday, then on the first following day that is not a legal holiday. Failure to hold the annual meeting at the designated time shall not work a forfeiture or dissolution of the corporation.

Section 3.4. **Special Meetings.** Special meetings of the shareholders may be called by the President or the Board of Directors, or by a shareholder or shareholders representing at least one-half (1/2) of the voting common stock outstanding at the time of calling such meeting.

Section 3.5. **Notice of Meetings - Waiver.** Written or printed notice, stating the place, day and hour of meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than five (5) nor more than twenty (20) days before the date of the meeting, either personally, email or by mail, by or at the direction of the President, the Secretary or the officer or person calling the meeting. If emailed, such notice shall be deemed to be delivered when the email is sent to the shareholder at his or her email address as it appears on the records of the corporation. If mailed, such notice shall be deemed to be delivered when the notice is deposited in the United States mail addressed to the shareholder at his or her address as it appears on the stock record of the corporation, with postage thereon prepaid. Waiver in writing by a shareholder of the notice of a shareholders' meeting, whether given before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance by a shareholder, whether in person or by proxy, at a shareholders' meeting shall constitute a waiver of notice of such meeting.

Section 3.6. Voting at Meetings.

(a) Voting Rights; Proxies. Each outstanding voting common share shall be entitled to one (1) vote upon each matter submitted to a vote at a meeting of the shareholders. At all meetings of the shareholders, a shareholder entitled to vote may vote by proxy appointed in writing by the shareholder, or by his or her duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(b) Quorum. A majority of the outstanding shares of the voting common stock, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. The vote of the majority of the voting common shares, represented in person or by proxy, at a meeting at which a quorum is present shall be the vote of the shareholders unless a greater number is required by statute, the Articles of Incorporation or these Bylaws. Though less than a quorum of the outstanding voting common shares are represented at a meeting, a majority of the voting common shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 3.7. Closing of Transfer Books and Fixing Record Date. The Board of Directors may close the stock transfer books of this corporation for a period not exceeding fifty (50) days preceding the date of any meeting of the shareholders or the date for payment of any dividend or in order to make a determination of the shareholders for any other proper purpose. If the stock transfer books shall be closed for the purpose of determining the shareholders entitled to notice of or to vote at a meeting of the shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting.

In lieu of closing the stock transfer books the Board of Directors may fix in advance a date as the record date for any such determination of the shareholders, such date in any case to be not more than fifty (50) days and, in case of a meeting of the shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of the shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of the shareholders, in case of a meeting of the shareholders, the close of business on the date on which notice of the meeting is emailed or mailed via U.S. Mail, and, in case of payment of any dividend, the date on which the resolution of the Board of Directors declaring such dividend is adopted, shall be the record date for such determination of the shareholders.

ARTICLE 4

The Board of Directors

Section 4.1. **Number and Qualifications.** The business and affairs of the corporation shall be managed by a board of three (3) directors, who need not be residents of the State of Wisconsin, or shareholders of the corporation. The number of directors may be increased to any number or decreased to not less than one (1), from time to time, by amendment of this Section; but no decrease shall have the effect of shortening the term of an incumbent director.

Section 4.2. **Election.** Members of the initial Board of Directors shall hold office until the next annual meeting of the shareholders when their successors shall have been elected and qualified. At each annual meeting, the Common Shareholders shall elect directors to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which he or she is elected and until his or her successor shall be elected and qualified.

Section 4.3. **Vacancies.** Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the Common Shareholders of the corporation at an annual meeting or at a special meeting called for that purpose. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose.

Section 4.4. **Place of Meetings.** Meetings of the Board of Directors of the corporation, annual, regular or special, may be held either within or without the State of Wisconsin.

Section 4.5. **Annual Meeting.** The Board of Directors shall meet each year immediately after the annual meeting of the shareholders, at the place where such meeting of the shareholders has been held, for the purposes of organization, election of officers, and the consideration of any other business that may properly be brought before the meeting. No notice of any kind to either old or new members of the Board of Directors for such annual meeting shall be necessary.

Section 4.6. **Special Meetings.** Special meetings of the Board of Directors shall be held upon notice by letter or telegram, delivered for transmission not later than during the third (3rd) day immediately preceding the day of such meeting, or by word of mouth, email or telephone, received not later than during the second (2nd) day immediately preceding the day for such meeting. Notice of any special meeting of the Board of Directors may be waived in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, and shall be equivalent to the giving of such notice. Attendance of a director at a special meeting shall constitute a waiver of notice of such special meeting, except where a director attends said meeting and objects thereat to the transaction of any business, because such special meeting is not lawfully convened. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors, need be specified in the notice, or waiver of notice of such meeting.

Section 4.7. Quorum. A majority of the number of directors fixed by the Code of Bylaws shall constitute a quorum for the transaction of business. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the vote of the Board of Directors.

Section 4.8. Removal and Termination. The entire Board of Directors, or any individual director, may be removed from office without assigning any cause, by the vote of shareholders holding a majority of the outstanding shares which are entitled to vote at any election of directors. In case the entire Board of Directors or any one or more of the directors are so removed, new directors may be elected at the same meeting for the unexpired term of the director or directors so removed.

Section 4.9. Interest of Directors in Contracts. Any contract or other transaction between the corporation and one or more of its directors, or between the corporation and any firm of which one or more of its directors are members or employees, or in which they are interested, or between the corporation and any corporation or association in which one or more of its directors are shareholders, members, directors, officers, or employees, or in which they are interested, shall be valid for all purposes, notwithstanding the presence of such director or directors at the meeting of the Board of Directors of the corporation, which acts upon, or in reference to such contract or transaction, and notwithstanding his, her or their participation in such action, if the fact of such interest shall be disclosed or known to the Board of Directors and the Board of Directors shall, nevertheless, authorize, approve and ratify such contract or transaction by a vote of the majority of the directors present, such interested director or directors to be counted in determining whether a quorum is present, but not to be counted in calculating the majority of such quorum necessary to carry such vote. This section shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common or statutory law applicable thereto.

Section 4.10. Compensation of Directors. The Board of Directors, by affirmative vote of a majority of the directors then in office, may establish reasonable compensation for directors for services to the corporation as directors, officers or otherwise. The Board of Directors may also provide for reasonable pensions, disability or death benefits, and other benefits or payments to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

ARTICLE 5

The Officers

Section 5.1. Number. The officers of the corporation shall consist of a President, Vice President, Secretary and Treasurer.

The Board of Directors may elect a Chairman of the Board of Directors who, when present, shall preside at all meetings of the Board of Directors, and who shall have such other powers as the Board shall prescribe.

Section 5.2. Other Officers. The Board of Directors may elect or appoint such other officers, assistant officers and agents as it may deem necessary and prescribe their duties, not inconsistent with these Bylaws.

Section 5.3. Vacancies. Whenever any vacancy shall occur in any office by death, resignation, increase in the number of offices of the corporation, or otherwise, the same shall be filled by the Board of Directors, and the officer so elected shall hold office until his or her successor is chosen and qualified.

Section 5.4. Removal. All of the officers of the corporation, or any individual officer, may be removed from office without assigning any cause, by the vote of a majority of directors. In case all of the officers or any one or more of the officers are so removed, new officers shall be elected at the same meeting for the unexpired term of the officer or officers so removed.

Section 5.5. The President. The President, if present, shall preside at all meetings of the shareholders and at all meetings of the Board of Directors, failing the election of a Chairman of the Board of Directors; and he or she shall have active executive management of the operations of the corporation, subject, however, to the control of the Board of Directors. He or she shall, in general, perform all duties incident to the office of president and such other duties as, from time to time, may be assigned to him or her by the Board of Directors.

Section 5.6. The Vice President. The Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate to him or her. In the case of the death of the President, or in the case of his or her absence or inability to act, the Vice President shall perform the duties of the President.

Section 5.7. The Secretary. The Secretary shall keep, or cause to be kept, in books provided for the purpose, the minutes of the meetings of the shareholders and of the Board of Directors; shall see that all notices are duly given in accordance with the provisions of these

Bylaws and as required by law; shall be custodian of the records; and shall perform all duties incident to the office of Secretary and such other duties as may from time to time be assigned to him or her by the Board of Directors or by the President.

Section 5.8. **The Treasurer.** The Treasurer shall be the financial officer of the corporation; shall have charge and custody of, and be responsible for, all funds of the corporation, and deposit all such funds in the name of the corporation in such banks, trust companies or other depositories as shall be selected by the Board of Directors; shall receive, and give receipts for, moneys due and payable to the corporation from any source whatsoever; and, in general, shall perform all the duties incident to the office of Treasurer and such other duties as may from time to time be assigned to him by the Board of Directors or by the President. The Treasurer shall render to the President and the Board of Directors an account of all his or her transactions as Treasurer and of the financial condition of the corporation, whenever the same shall be required. He or she shall, if required to do so by the Board of Directors, give the corporation a bond in such amount and with such surety or sureties as may be ordered by the Board of Directors, for the faithful performance of the duties of his or her office and for the restoration to the corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

Section 5.9. **Delegation of Authority.** In case of the absence of any officer of the corporation, or for any reason that the Board of Directors may deem sufficient, the Board may delegate powers or duties of such officer to any other officer, director, or employee of the corporation, for the time being, provided a majority of the entire Board concurs therein.

ARTICLE 6

Special Corporate Acts, Negotiable Instruments, Deeds, Contracts and Shareholders' Meetings

Section 6.1. **Execution of Negotiable Instruments.** All checks, drafts, notes, bonds, bills of exchange and orders for the payment of money of the corporation shall, unless otherwise directed by the Board of Directors, or unless otherwise required by law, be signed by one of the following officers: President, Vice President or Treasurer. The Board of Directors may, however, authorize any other officer or other employee of the corporation, or the corporation's accountant, to sign checks, drafts, and orders for the payment of money.

Section 6.2. **Execution of Deeds, Contracts, Etc.** Subject always to the specific directions of the Board of Directors, all deeds, mortgages and other conveyances made by the corporation shall be executed in its name by the President and Secretary.

Section 6.3. **Loans.** No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 6.4. **Endorsement of Stock Certificates.** Subject always to the specific directions of the Board of Directors, any share or shares of stock issued by any corporation and owned by this corporation (including reacquired shares of stock of the corporation) may, for sale or transfer, be endorsed in the name of the corporation by the President or the Vice President, and attested by the Secretary.

Section 6.5. **Voting of Shares Owned by Corporation.** Subject always to the specific directions of the Board of Directors, any share or shares of stock issued by any other corporation and owned or controlled by the corporation, may be voted at any shareholders' meeting of such other corporation by the President of the corporation, if he or she be present. Whenever, in the judgment of the President, or, in his or her absence, the Vice President, it is desirable for the corporation to execute a proxy or give a shareholder's consent in respect to any share or shares of stock issued by any other corporation controlled or owned by the corporation, such proxy or consent shall be executed in the name of the corporation by the President or Vice President of the corporation and shall be attested by the Secretary of the corporation without necessity of any authorization by the Board of Directors. Any person or persons designated in the manner above stated as the proxy or proxies of the corporation shall have full right, power and authority to vote the share or shares of stock issued by such other corporation and owned by the corporation the same as such share or shares might be voted by the corporation.

ARTICLE 7

Amendments

These Bylaws may be altered, amended or repealed, and new Bylaws may be adopted by the shareholders at any regular or special meeting of the shareholders, or, subject to the rights of amendment or repeal vested by Chapter 180, Wisconsin Statutes, in the Common Shareholders, these Bylaws may be amended or repealed by majority vote of all directors at any meeting of the Board of Directors.

August 12, 2008
Dated

[signature]
Joe Harrison, Secretary

OAKLEYS SHOOTING RANGE, INC.
FOR INVESTORS IN MINNESOTA AND WISCONSIN

Dear Investor:

Thank you for your interest in Oakleys Shooting Range, Inc. IN ORDER FOR YOUR SUBSCRIPTION FOR SHARES TO BE ACCEPTED, YOU MUST EXECUTE AND RETURN A COPY OF THIS SUBSCRIPTION FORM. This does not signify in any way that there is a problem with your subscription. However, this letter does provide you with the opportunity to review information and make appropriate corrections, if any are necessary.

By signing and returning a copy of this letter, you are acknowledging that you have received a copy of the Prospectus of Oakleys Shooting Range, Inc. and you have assented to all the terms and conditions of the Company's Bylaws.

Again, thank you for your interest in Oakleys Shooting Range, Inc. Following our receipt of this subscription form, you will be receiving information regularly about the Company's operations.

Sincerely,

Nancy Bode

PLEASE SIGN AND RETURN THIS LETTER TO: Oakleys Shooting Range, Inc.
Attn: Nancy Bode
1609 Baxter Avenue
Superior, WI 54880

I hereby subscribe for _____ shares of non-voting preferred shares in Oakleys Shooting Range, Inc. at an aggregate amount of $__________________.

I hereby subscribe for _____ shares of voting common shares in Oakleys Shooting Range, Inc. at an aggregate amount of $__________________.

______________________________ ______________________________
Investor (signature) Investor Name (please print)

____
Address (please print)

REMINDER: IN ORDER FOR YOUR SUBSCRIPTION TO OAKLEYS SHOOTING RANGE, INC. TO BE ACCEPTED, YOU MUST EXECUTE AND RETURN A COPY OF THIS SUBSCRIPTION FORM.

EXHIBIT 2

ESCROW AGREEMENT

This Escrow Agreement dated this 20TH day of FEBRUARY, 2009 by and between Oakleys Shooting Range, Inc., a Wisconsin corporation, ("Issuer") and Donn Bergquist (the "Custodian").

WITNESSETH:

WHEREAS, the Issuer proposes to offer and sell voting common shares and non-voting preferred shares (collectively, "Shares") in the corporation for the purpose of acquiring real estate, constructing buildings and operating an indoor shooting range and archery facility; and,

WHEREAS, the Issuer desires to place all funds received as subscriptions for the purchase of Shares in a custodial account with the Custodian until such time as the conditions set forth herein have been met or until the offering of Shares has been sooner terminated; and,

WHEREAS, the Custodian has consented to receive and hold such proceeds for the Issuer and the subscribers of Shares ("Subscribers") upon the terms set forth under this Agreement; and,

WHEREAS, the Issuers' Prospectus contains a complete description of the offering, including various defined terms and is attached hereto as Exhibit A and incorporated herein by reference. All terms used herein are as defined in Exhibit A.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual terms and conditions hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned parties do hereby agree as follows:

1. **Deposit of Funds.** The Issuer shall deposit with the Custodian all cash and checks received on subscription for Shares, together with the names, addresses and amounts paid by each Subscriber, as the same shall be collected from time to time. The Custodian agrees to hold such funds in a custodial account in accordance with the terms of this Agreement. Subscription proceeds may not be withdrawn from the custodial account by the Subscribers.

2. **Investment of Funds; Accounting.** The Custodian hereby agrees to invest all proceeds from the sale of Shares in one or more interest bearing accounts. The Custodian further agrees to maintain a complete record of the names of the Subscribers and the amount of cash paid by each Subscriber.

3. **Disposition of Escrow.** The parties hereto covenant and agree that the Custodian will not release any proceeds of the offering to the Issuer nor will the proceeds of the offering become the property of or become subject to the debts of the Issuer, until the Issuer's Board of Directors certify in writing to the Custodian on or before one year from the date of the Offering (or a later date as extended by the Issuer) that at least $1,100,000 has been raised in the offering.

4. **Failure to Meet Conditions for Release of Escrow.** If the provisions in Section 3 have not been met, the proceeds from the sale of Shares any earnings thereon will be returned by the Custodian to the Issuer's Board of Directors who will return the proceeds from the sale of Shares and any earnings thereon to the Subscribers. If at least $1,100,000 is received for subscriptions, and the other provisions of Section 3 have been met, all proceeds from the sale of Shares shall be released to the Issuer and earnings on subscriptions released to the Issuer for its use.

5. **Earnings on Subscription Proceeds.** The earnings on proceeds form the sale of Shares shall become Issuer's income if and only if the Issuer is able to meet the conditions in Section 3. If the Issuer is unable to meet the conditions in Section 3, the Custodian will release all earnings to the Issuer's Board of Directors who will, in its fiduciary capacity, distribute all earnings to Subscribers who have had subscription proceeds on deposit for more than seven days pro rata, on a weighted average basis, taking into account the amounts deposited by the Subscribers and the time when deposited.

6. **Custodian's Fees.** Upon release of the escrowed funds, the fee of the Custodian for administration of this Agreement shall be paid by the Issuer.

7. **Actions of the Custodian.**

(a) Nothing contained herein shall be deemed to obligate the Custodian to pay or transfer any funds hereunder unless such funds are received by the Custodian pursuant to the provisions of this Agreement.

(b) The Custodian shall have no duty or obligation to collect any amounts deposited with it at any time and shall not be responsible for any defaults hereunder by any other party, or for the application of the funds received by it after the payment of such funds hereunder.

(c) The Custodian may consult with counsel of its own choice and shall have full and complete authority and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. The Issuer hereby agrees to indemnify the Custodian and hold it harmless from any and all claims, liabilities, losses, actions, suits or proceedings at law or in equity, or any other expense, fee or charges of any character of nature, including attorneys fees, which it may incur or with which it may be threatened by reason of its action under this Agreement, except in the case of the Custodian's own willful misconduct or negligence.

(d) The Custodian may rely and shall be protected in acting upon any writing or other document which may be submitted to it in connection with its duties hereunder and which is believed by it to be genuine and to have been signed or presented by the proper party or parties and shall have no liability or responsibility with respect to the form, execution or validity thereof.

(e) The Custodian is directed to invest or reinvest all funds now or hereafter held by it pursuant to the terms of this Agreement in one or more interest bearing accounts. It shall be the responsibility of the Issuer's Board of Directors to file appropriate information returns and/ or tax returns to comply with any state and/or federal laws or regulations regarding the income received from investments.

8. **Dispute Resolution.** If any of the parties hereto object to the release of the escrowed funds hereunder or otherwise disagree as to the interpretation or application of the terms and provisions of this Agreement, the Custodian shall have the right to deposit the balance held in its custodial account with the Clerk of Courts for Douglas County, Wisconsin and the Custodian's responsibilities for such funds so deposited shall immediately cease. The Clerk of Courts shall hold any funds so deposited until ordered to disburse them pursuant to an order of a court of competent jurisdiction.

9. **Notices.** All notices, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed, registered, first-class, postage paid:

If to Issuer:
Oakleys Shooting Range, Inc.
Attn: Nancy Bode
1609 Baxter Avenue
Superior, WI 54880

And a Copy to:
Murphy Desmond S.C.
Attn: Jennifer M. Krueger
33 E. Main Street, Suite 500
Madison, WI 53703

If to Custodian: Donn Bergquist
1010 Belknap St.
Superior, WI 54880

And a Copy to: ______________________
____
____
____

10. **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin. In the event that any provision is deemed illegal or unenforceable, the provision shall be severed and the remainder of this Agreement shall be enforced in accordance with the intentions of the parties as set forth in this Agreement.

11. **Amendment.** This Agreement may not be amended or altered except by an instrument in writing executed by all the parties hereto.

OAKLEYS SHOOTING RANGE, INC.

By: Nancy M Bode
Print Name: Nancy M Bode
Title: President

DONN BERGQUIST

Donn Bergquist
Print Name: DONN BERGQUIST

33 East Main Street
Suite 500
Madison, WI 53703-3095
Mailing Address:
P.O. Box 2038
Madison, WI 53701-2038
Phone:
608.257.7181
Fax:
608.257.2508
www.murphydesmond.com

Jennifer M. Krueger
Direct Line 608.268.5577
Facsimile 608.257.4333
jkrueger@murphydesmond.com

MurphyDesmond S.C.
LAWYERS

3 February 2009

Oakleys Shooting Range, Inc.
1609 Baxter Avenue
Superior, WI 54880

Ladies and Gentlemen:

You have requested our opinion, as counsel for Oakleys Shooting Range, Inc., a Wisconsin corporation (the "Company"), in connection with the registration statement on Form 1-A (the "Registration Statement"), under the Securities Act of 1933 (the "Act"), filed by the Company with the Securities and Exchange Commission.

The Registration Statement relates to an offering of up to 96 shares of voting common stock and 8,000 shares of non-voting preferred stock.

We have examined such records and documents and made such examination of laws as we have deemed relevant in connection with this opinion. It is our opinion that the shares of preferred and common stock to be sold by the Company have been duly authorized and are legally issued, fully paid and non-assessable.

No opinion is expressed herein as to any laws other than the State of Wisconsin of the United States. This opinion opines upon Wisconsin law, including the statutory provisions, all applicable provisions of the Wisconsin constitution and reported judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Experts" in the Registration Statement. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Sincerely,

END

Jennifer M Krueger

Murphy Desmond S.C.

JMK:lah
082217
opinion lt

EXHIBIT 4